SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO-C

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED MICRO DEVICES, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

WITH AN EXERCISE PRICE OF $12.00 OR HIGHER PER SHARE

(TITLE OF CLASS OF SECURITIES)

007903107

(CUSIP NUMBER OF CLASS OF SECURITIES)

THOMAS M. MCCOY

SENIOR VICE PRESIDENT, GENERAL COUNSEL

ADVANCED MICRO DEVICES, INC.

ONE AMD PLACE

SUNNYVALE, CALIFORNIA 94088

(408) 732-2400

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

CHRISTOPHER L. KAUFMAN, ESQ.

LATHAM & WATKINS LLP

135 COMMONWEALTH DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.    Filing party:  Not applicable.

Form or Registration No.:  Not applicable.    Date Filed:  Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☐

The following relates solely to preliminary communications made before the commencement of an anticipated voluntary employee stock option exchange program by Advanced Micro Devices, Inc. (“AMD”).

On June 25, 2003, AMD posted a company-wide notice on its stock option exchange program website (http://hr/stock/exchange) accessible by its employees regarding the anticipated commencement of the option exchange program, which is filed as Exhibit 99.3.

Neither this information nor the Proxy Statement constitutes an offer to holders of options to purchase AMD common stock to exchange their stock options. At the time the option exchange program is commenced, AMD will make available to option holders who are eligible to participate in the exchange program written materials explaining the terms, conditions and timing of the exchange program. Persons who are eligible to participate should read the written materials carefully because they will contain important information about the exchange program. AMD will file the written tender offer materials with the Securities and Exchange Commission (“SEC”) as part of a tender offer statement. AMD’s stockholders and option holders will be able to obtain these written materials and other documents filed by AMD with the SEC free of charge from the SEC’s website at http://www.sec.gov.

Item 12.  Exhibits

99.3	Communication to employees of AMD on internal AMD website, dated June 25, 2003.